www.richmont-mines.com

RICHMONT

RICHMONT MINES INC.

REPORT TO SHAREHOLDERS

3

Third Quarter
ended September 30, 2007

For information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec
Canada H3B 2C6

Tel.: 514 397-1410
Fax: 514 397-8620

info@richmont-mines.com

Listings: Toronto, AMEX

Ticker symbol: RIC

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in Canadian dollars, unless otherwise stated)

GENERAL

In this report, the management of Richmont Mines Inc. ("Richmont Mines" or "the Company") wishes to present the Company’s highlights from the three-month period ended September 30, 2007. The financial information presented herein is established in accordance with Canadian generally accepted accounting principles (GAAP) which are the same as those used in the presentation of the financial statements for the period ended December 31, 2006. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006, the non-audited quarterly financial statements for the period ended September 30, 2007, and the notes to those statements. The data on production is given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained from SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com). The following text contains forward-looking information. Please see "Disclosure regarding forward-looking statements" on page 13.

Richmont Mines is principally involved in activities related to the exploration, development and operation of gold mining properties. It is a gold producer in northeastern Canada whose strength lies in its ability to develop advanced exploration projects and operate narrow-vein underground gold mines. In Quebec, the Company is currently conducting mining and exploration activities at the Beaufor Mine. Mining operations at the East Amphi Mine were brought to a close at the end of June 2007, as planned, following the depletion of the mine’s mineral reserves, and the Company concluded the sale of the property as of June 29, 2007. The Island Gold project, located in Ontario, entered commercial production on October 1, 2007. The Company is currently pursuing a number of exploration programs on its properties. These exploration programs include, among others, 25,000 metres of drilling at the Beaufor Mine and $1,000,000 of exploration work at the Valentine Lake property, located in Newfoundland and Labrador. Richmont Mines is evaluating potential purchases and partnerships to increase the value of its portfolio of mining properties in order to increase its reserves and raise the rate of production. The Company also continues to appraise and manage its non-strategic assets effectively in order to maximize their future value.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2007

  $29.3 million in cash and cash equivalents as of September 30, 2007.

  The start of commercial production at Island Gold on October 1, 2007.

  A 52% grade improvement at the Beaufor Mine compared with the average grade for the year 2006.

  A five-week shut-down at the Beaufor Mine in order to replace the headframe.

  Sold 6,201 ounces of gold at an average price of US$651 per ounce.

  The last ounces of gold were poured from the East Amphi Mine.

  Acquired a 70% interest in the Valentine Lake property.

  Exploration and project evaluation expenses totalled $1,301,335.

02
NOVEMBER 1st, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA1

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

PER OUNCE OF GOLD
Average market price (US$)	680	622	666	601
Average selling price (US$)	651	608	675	597
Exchange rate (US$/CAN$)	1.1000	1.1341	1.1000	1.1341
Ounces of gold sold	6,201	10,653	35,244	35,764
Average cash cost (US$ /ounce)[2]	576	502	471	535

IN THOUSANDS OF CAN$
Revenues	5,331	8,127	35,779	25,717
Net earnings (loss)	(1,480)	(438)	7,658	716
Net earnings (loss) per share (CAN$)	(0.06)	(0.02)	0.32	0.03
Cash flow from (used in) operations	(1,583)	415	7,200	2,300
Investments in property, plant and equipment	1,583	8,098	1,849	20,035

Weighted average number of shares outstanding
(thousands)	24,108	24,238	24,191	22,459

			September 30,	December 31,
			2007	2006

Cash, cash equivalents and short-term investments			31,016	16,882
Total assets			85,474	78,498
Shareholders’ equity			62,213	54,690
Number of stock options outstanding (thousands)			2,053	2,118

KEY PER-SHARE DATA
Stock price at closing
US$ (AMEX)			2.95	2.36
CAN$ (TSX)			2.83	2.80

CONSOLIDATED EARNINGS

Three-month period ended September 30, 2007

The Company posted a net loss of $1,479,890 for the three-month period ended September 30, 2007, compared with a net loss of $437,952 for the same period in 2006. The principal factors that explain this variance are:

  a decline in the number of ounces of gold sold, as a result of the depletion of the reserves of the East Amphi Mine at the end of June 2007 and the temporary shut-down at the Beaufor Mine in order to replace its headframe;

  an exploration program at the Valentine Lake property, with expenses totalling $780,733, compared with $10,166 during the same period in 2006;

  the realization of a gain of $553,400 on the sale of mining assets from the East Amphi Mine.

1 Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

2 The cash cost includes operating costs and royalties.

03
NOVEMBER 1st, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Total revenues declined by $2,796,665 during the three-month period ended September 30, 2007, relative to the same period in 2006, to stand at $5,330,782. This decline is attributable to the lower revenues from precious metals, which were due primarily to the decline in gold sales that resulted from the five-week shut-down at the Beaufor Mine for the purpose of replacing the headframe and from the closure of the East Amphi Mine following the depletion of its reserves.

Expenses totalled $6,574,558 for the three-month period ended September 30, 2007, compared with $8,444,357 for the same period in 2006. The difference resulted mostly from the reduction in operating expenses as a result of the decline in the number of tonnes of ore produced, which fell from 75,897 tonnes for the third quarter of 2006 to 42,961 tonnes for the same quarter in 2007. In addition, $1,301,335 was spent on exploration and project evaluation during the third quarter of 2007, compared with $796,427 for the same quarter in 2006. The difference of $504,908 is mainly due to the exploration program completed at the Valentine Lake property, which enabled Richmont Mines to acquire a 70% interest.

The mining and income taxes expense for the quarter amounted to $350,177 based on a pre-tax loss of $1,243,776. This non-cash charge takes into account the impact of exploration tax credits of $1,009,938 earned in prior years but not previously accounted for. During the six-month period ended June 30, 2007, the Company had recorded such unrecognized exploration tax credits in the amount of $1,314,132 to fully offset mining and income taxes on earnings before other items of $8,962,308. Given that the Company incurred a loss before other items of $1,243,776 during the third-quarter ended September 30, 2007, a portion of the prior-year exploration tax credits previously recognized for an amount of $304,194 was reversed in the quarter. Also, given that some exploration costs incurred in prior years had been capitalized, an amount of $201,676 of such exploration tax credits was applied to property, plant and equipment. For the third quarter of 2006, the Company had recorded a mining and income taxes expense of $292,612 attributable to a reduction in future tax assets related to Louvem Mines Inc., in which the Company holds a majority interest.

Nine-month period ended September 30, 2007

The Company posted a net profit of $7,657,624 for the nine-month period ended September 30, 2007, compared with a net profit of $716,446 for the same period in 2006. The principal factors that explain this variance are:

  the realization of a $7,488,877 gain on the sale of the East Amphi property at the end of the second quarter of 2007;

  an average realized selling price per ounce that was 13% higher than that of 2006;

  a 12% decrease in the average cash cost per ounce, which stood at US$471, compared with US$535 for the corresponding period in 2006;

  an exploration program at the Valentine Lake property, with expenses totalling $1,019,129, compared with $35,565 during the same period in 2006; and

  a $2,373,640 increase in the depreciation and depletion expense at the Beaufor and East Amphi mines due to the reduction in the two properties’ mineral reserves, which were established at the end of 2006.

04
NOVEMBER 1st, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Total revenues rose by $10,061,792 during the nine-month period ended September 30, 2007, relative to the same period in 2006, to stand at $35,779,219. This increase is due primarily to the $7,488,877 gain realized on the sale of the East Amphi property and to a rise of US$78 in the average price realized per ounce of gold.

Expenses totalled $28,060,687 for the nine-month period ended September 30, 2007, compared with $28,047,803 for the same period in 2006. The lower operating expenses, due to the decline in the number of tonnes mined and processed, were affected by the increase in depreciation and depletion expenses and the increase in exploration and project evaluation expenses.

The change in administration expenses for the nine-month period ended September 30, 2007, relative to the same period in 2006, is linked primarily to the $126,772 change in stock-based compensation, which rose from $284,690 in 2006 to $411,462 in 2007. Of the 350,000 options granted during the first nine months of 2007, a total of 235,000 options represented renewals of options for directors and employees, and the balance of 115,000 options represented the granting of options to new employees or to employees who were promoted. The weighted average fair value, calculated according to the Black & Scholes valuation model as of the date on which each option was granted, was $1.01, compared with $1.70 for the same period in 2006.

The $1,066,083 rise in exploration expenses and project evaluation expenses seen during the first nine months of 2007 relative to the same period in 2006 is directly related to the exploration programs in progress, notably those at the Beaufor and Valentine Lake properties.

During the nine-month period ended September 30, 2007, mining and income taxes expense totalled $42,775 on earnings before other items of $7,718,532. This non-cash charge takes into account the realization of tax credits for exploration in the amount of $1,009,938 earned in prior years but not previously accounted for, as well as the $524,028 reduction in future tax liabilities related to mining rights. Moreover, given that certain operating expenses incurred in previous years have been capitalized, an amount of $201,676 in exploration tax credits has been presented as a reduction of property, plant and equipment. The amount of exploration tax credits which reduces the mining and income taxes expense is $808,262. For the corresponding period in 2006, the Company had recorded a tax recovery of $2,589,537 that was mostly attributable to the recording of a future tax recovery of $2,145,532 in connection with the issue of $7,500,000 in flow-through shares in December 2005, for which the Company had renounced the related tax deduction.

SALE OF THE EAST AMPHI PROPERTY

On June 29, 2007, following the depletion of the mine’s mineral reserves, the Company concluded the sale of its East Amphi property in Quebec, including the rights, the mining concession, some service buildings and the exploration and drilling data to Osisko Exploration Ltd ("Osisko"). In exchange, the company received a cash payment of $2,450,000 and 1,109,000 common shares of Osisko of which 909,000 of these common shares were sold in July 2007 for cash proceeds of $5,000,000. The Company maintains a net smelter return royalty of 2%, on a specified portion of the East Amphi property and a similar royalty on future production, up to a total of 300,000 ounces of gold, extracted from another part of the property. An amount of $2,000,000 in cash had been placed in escrow until the Company completed the definitive closure of the East Amphi Mine. This amount was released on August 20, 2007.

05
NOVEMBER 1st, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold advanced exploration project3

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Tonnes from development activities	44,968	-	124,152	-
Ounces sold	7,202	-	23,031	-
Recovered grade (g/t)	4.98	-	5.77	-

Investment in exploration and development ($)
Capitalized exploration and development costs	6,186,445	6,024,547	18,536,459	15,742,312
Gold sales from development activities	(5,093,711)	-	(16,774,926)	-
Property, plant and equipment	152,367	501,695	534,725	1,055,997
Mill	-	729,845	132,375	983,220
Mining properties	-	60,608	-	60,608

	1,245,101	7,316,695	2,428,633	17,842,137

Exploration expenses ($)	38,811	61,477	265,964	177,164

Development metres	989	778	3,335	2,518

Metres of exploration drilling
Underground	3,087	9,199	10,079	20,956
Surface	-	3,898	-	10,602

Development work is continuing at the Island Gold project, and the Company commenced commercial production on October 1, 2007. In all, 135 employees are working on the project, in activities such as mining, milling and exploration. Pre-production operations at the Island Gold mine during the third quarter included the development, drilling and ore recovery from the initial stope. In addition to development ore, approximately 13,700 tonnes of ore from the initial stope was processed at the on-site mill in the third quarter at the rate of approximately 500 to 525 tonnes per day. The mill is expected to be fully operational in the first quarter of 2008 and have the capacity to process approximately 675 tonnes of ore per day with a targeted 95% gold recovery rate.

Ore from the second stope was also extracted in the third quarter, and processed through the mill in October 2007. The stope sequencing plan calls for the development and drilling of five additional stopes in the fourth quarter of 2007 in order to advance production, build ore inventory for processing and achieve the designed mill capacity by the first quarter of 2008.

3 In the consolidated financial statements, Richmont Mines consolidated 100% of the Island Gold project, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

06
NOVEMBER 1st, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Beaufor Mine
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Tonnes	13,934	27,052	83,508	112,492
Recovered grade (g/t)	8.40	5.75	8.41	5.60
Ounces sold	3,761	5,000	22,569	20,265
Cash cost per ounce (US$)	584	540	464	574

Investment in property, plant and equipment ($)	692,897	535,057	929,971	1,707,496
Exploration expenses ($)	501,693	626,538	1,350,248	1,039,030

Deferred development metres	-	499	-	1,290

Metres of exploration drilling
Definition	493	3,093	2,659	16,577
Underground	6,658	5,711	18,848	12,434

During the third quarter of 2007, 13,934 tonnes of ore from the Beaufor Mine at an average recovered grade of 8.40 g/t were processed, and 3,761 ounces of gold were sold at an average price of US$660 per ounce. For the third quarter of 2006, 27,052 tonnes of ore at an average recovered grade of 5.75 g/t were processed, and 5,000 ounces of gold were sold at an average price of US$607 per ounce. Although the rise in the average grade was considerable, the five-week shut-down that was necessary in order to replace the headframe resulted in increasing the cash cost per ounce from US$540 in the third quarter of 2006 to US$584 for the same quarter in 2007. The increase in the average cash cost per ounce was also due to the costs of maintaining the Camflo Mill, because of the low volume of ore processed during the quarter, which were assumed in part by the Beaufor Mine.

During the nine-month period ended September 30, 2007, 83,508 tonnes of ore at an average recovered grade of 8.41 g/t were processed, and 22,569 ounces of gold were sold at an average price of US$673 per ounce. For the corresponding period in 2006, 112,492 tonnes of ore at an average recovered grade of 5.60 g/t were processed, and 20,265 ounces of gold were sold at an average price of US$596 per ounce. The cash cost per ounce declined from US$574 during the first nine months of 2006 to US$464 during the first nine months of 2007 as a result of the rise in the average grade, although the effects of this factor were lessened by the five-week shut-down in production.

The work to replace the structure of the Beaufor Mine’s wooden headframe, which dated back to the early 1980s, began in June 2007. The mine suspended its activities on July 13, 2007, and resumed production on August 21. An amount of $929,971 was spent to replace the headframe, of which $481,352 represented labour costs and $448,619 was for the purchase of supplies. The work will allow the headframe to remain operational until the mine’s reserves are exhausted.

A $1.8 million exploration program is under way at the Beaufor Mine in an attempt to discover possible new faults that may contain gold-bearing zones. In addition, drilling work was performed during the third quarter in order to establish the extent of the deposit’s two main zones. Of the 25,000 metres to be drilled in 2007, 6,658 metres were drilled during the third quarter, for a total of 18,848 metres since the beginning of the year. More than $1.3 million was invested in exploration work at Beaufor during the first nine months of 2007.

07
NOVEMBER 1st, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

East Amphi Mine
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Tonnes	29,027	48,845	128,189	138,784
Grade recovered (g/t)	2.61	3.60	3.08	3.47
Ounces sold	2,440	5,653	12,675	15,499
Cash cost per ounce (US$)	565	468	483	485

Investment in development ($)	-	-	34,250	-
Exploration expenses ($)	-	6,615	18,259	49,845

Following the depletion of the mine’s mineral reserves, the last tonnes of ore were processed in July, and the ounces of gold produced were sold during the third quarter of 2007. During the three-month period ended September 30, 2007, 29,027 tonnes of ore at an average recovered grade of 2.61 g/t were processed, and 2,440 ounces of gold were sold at an average price of US$638 per ounce. For the same period in 2006, 48,845 tonnes of ore at an average recovered grade of 3.60 g/t were processed and yielded 5,653 ounces of gold, which were sold at an average price of US$611 per ounce. The cash cost was US$565 per ounce for the third quarter in 2007, compared with US$468 per ounce in 2006. This difference in the cash cost is due to the reduction in the average grade following the depletion of the reserves of the East Amphi Mine, which ceased production in June 2007.

During the nine-month period ended September 30, 2007, 128,189 tonnes of ore at an average recovered grade of 3.08 g/t were processed, and 12,675 ounces of gold were sold at an average price of US$679 per ounce. For the period from February to September 2006, 138,784 tonnes of ore at an average recovered grade of 3.47 g/t were processed, yielding 15,499 ounces of gold, which were sold at an average price of US$597 per ounce.

Exploration
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$

Exploration expenses
Francoeur/Wasamac properties	6,853	13,914	141,166	87,994
Valentine Lake property	780,733	10,166	1,019,129	35,565
Camflo Northwest property	12,591	-	123,468	3,453
Other properties	150	140,994	24,160	156,583
Project evaluation	35,530	106,737	255,670	407,316

Francoeur and Wasamac properties

The results of the drilling programs at the Francoeur and Wasamac properties, which were analysed during the third quarter, have confirmed the presence of new gold-bearing structures to the south of the main shears that surround the former gold-bearing zones of Francoeur and Wasamac. One of the two drill holes performed at the Wasamac property cut into gold-bearing intersections less than 230 metres from the surface. These intersections are located to the south of the main shear and constitute the western extension of the Wildcat zone.

08
NOVEMBER 1st, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Valentine Lake properties

During the first nine months of 2007, the Company launched a significant exploration program at the Valentine Lake property in Newfoundland in order to define new resources outside zones that were identified during the exploration work of 2005. During the third quarter of 2007, $780,733 was invested in the exploration program at Valentine Lake, which brings the total for the nine-month period to $1,019,129. Richmont Mines spent the required expenditure commitment to acquire a 70% stake in the property, thereby respecting its obligation to invest $2.5 million in exploration work before October 31, 2007. A high-definition helicopter-borne spectrometric, magnetic and VLF survey was performed during the month of June 2007 and defined numerous targets with high potential. A total of 2,281 metres of drilling over 8 sites was completed. The results of the exploration program do not indicate especially high grades; however, two drill holes identified a favourable geological context, and atypical areas of gold-bearing mineralization were found.

By the end of the year, the Company will complete the acquisition of 70% of the property, officialize the joint-venture agreement with Mountain Lake Resources and develop a plan for the further advancement and expansion of this property.

Camflo Northwest properties

During the third quarter of 2007, Richmont Mines acquired an additional 30% interest in the Camflo Northwest property, for a total interest of 80%.

QUARTERLY REVIEW
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2007	2007	2007	2006	2006	2006	2006	2005
							(Amended)

KEY FINANCIAL DATA
(thousands of CAN$)
Revenues	5,331	20,117	10,331	10,408	8,127	9,505	8,085	4,100

Net earnings (loss)	(1,480)	8,812	326	2 477	(438)	474	680	(25,020)[1]

Cash flow from (used in) operations	(1,583)	4,780	4,003	430	415	934	950	(1,439)

Investment (disposal) in property,
plant and equipment	1,583	(1,173)	1,439	5,647	8,098	7,184	4,753	5,681

KEY PER-SHARE DATA

Net earnings (loss)
basic and diluted (CAN$)	(0.06)	0.36	0.01	0.11	(0.02)	0.02	0.03	(1.40)

OUNCES OF GOLD SOLD	6,201	16,640	12,403	9,102	10,653	13,003	12,108	6,362

KEY DATA PER
OUNCE OF GOLD (US$)

Selling price	651	665	701	613	608	613	570	475

Average cash cost	576	390	525	547	502	527	573	499
Depreciation and depletion	72	111	97	85	51	47	42	31

Total cost	648	501	622	632	553	574	615	530

[1] Includes write-down of mining assets of $26,040,953
09
NOVEMBER 1st, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Summary of results for the last eight quarters

The quarterly variations seen in the revenues of the last eight quarters were directly related to gold sales, which followed the level of production, with the exception of the second quarter of 2007, in which the revenues included a gain from disposal of assets that was related to the sale of the East Amphi property. Net earnings or losses on a quarterly basis were affected by operating expenses which vary according to the price of raw materials and the price of energy, rises in wages, the recovered grade of the ore being processed, and by mining and income taxes paid out or refunded. For the fourth quarter of 2005, production for Richmont Mines was exclusively from the Beaufor Mine. Starting in the first quarter of 2006, additional contributions from the East Amphi Mine supplemented the production of the Beaufor Mine. The decline in sales during the third quarter of 2007 is attributable primarily to the shut-down at the Beaufor Mine to enable the replacement of the headframe, as well as to the closure of the East Amphi Mine following the depletion of its mineral reserves and the sale of the property. Moreover, the notable appreciation of the average price of gold during these periods had the effect of increasing precious-metal revenues, even though the ounces of gold sold were similar for those comparable quarters.

LIQUIDITIES AND CAPITAL RESOURCES

As of September 30, 2007, the Company had working capital of $33,143,249, compared with $21,170,805 as of December 31, 2006 as a result of an increase in cash and cash equivalents generated by operating activities of $7,200,148 for the nine-month period ended September 30, 2007, and the proceeds of $8,536,000 from the East Amphi sale of the property, reduced by property, plant and equipment investments of $3,593,715 made during the same period. Cash and cash equivalents totalled $29,304,582 as at September 30, 2007, compared with $16,125,624 as of December 31, 2006.

Patricia Mining Corp., the Company’s 45% partner in the Island Gold project, began to repay in April 2007, as scheduled, advances made by the Company with monthly payments of $125,000 and has contributed a portion of its share of the investments made in this property for a net amount of $765,000 during the first nine months of 2007. An amount of $311,275, representing the investment of $225,000 in September 2007 and $86,275 in accrued interest, remains unpaid as of September 30, 2007.

During the third quarter of 2007, the Company did not issue any common shares following the exercise of options. For the first nine-month period of 2007, 102,000 common shares were issued following the exercise of options, for cash proceeds of $183,480.

The share buyback program, in effect since November 3, 2006, is motivated by the possibility that common shares may be undervalued by the market given the financial situation of Richmont Mines and its future outlook, and by the fact that their repurchase by the Company represents an appropriate use of the Company's funds. Richmont Mines bought back 114,600 common shares during the third quarter of 2007, for a total amount of $324,968, or an average price of $2.84 per share. During the first nine months of 2007, Richmont Mines bought back 229,000 common shares for a total amount of $658,449, or an average price of $2.88 per share. These shares were withdrawn immediately upon repurchase.

10
NOVEMBER 1st, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

In May 2006, the Company completed a private placement for net proceeds of $14,131,977. After three years of investment in order to develop its projects, Richmont Mines does not plan to make large investments during 2007 on its producing or development properties. If necessary, any required investments will be funded from cash and cash equivalents on hand and from liquidities generated by operating activities.

COMMITMENTS AND CONTINGENCY

The Company is subject to royalty payments on certain properties, should they enter commercial production.

RELATED PARTY TRANSACTIONS

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

During the first nine months of 2006 and 2007, the Company was not involved in any off-balance-sheet transactions.

NEW ACCOUNTING POLICIES

As of January 1st, 2007, the Company adopted the provisions of Sections 1530 and 3855 published by the Canadian Institute of Chartered Accountants (CICA), entitled "Comprehensive Income" and "Financial Instruments – Recognition and Measurement." Comprehensive income (Section 1530) represents the change in the Company’s net assets from transactions from sources other than the Company’s shareholders and includes elements that ordinarily would not be included in the calculation of net earnings, such as unrealized gains or losses on investments classified as available-for-sale. Financial Instruments – Recognition and Measurement (Section 3855) stipulates that all financial assets, except those that are classified as being held to maturity as well as derivative financial instruments, be reported at their fair value. Financial liabilities must be measured at their fair value when they are classified as being held – for – trading; otherwise, they must be reported at cost. The adoption of Sections 1530 and 3855 had the effect of adjusting the balance of cumulative comprehensive income as of January 1st, 2007, by an amount of $323,436, being, the cumulative unrealized gain on available-for-sale short-term investments as of that date. During the nine-month period ended September 30, 2007, a gain of $223,586 was realized on the sale of short-term investments held on January 1, 2007, and an unrealized loss of $171,494 was recorded for available-for-sale investments as of September 30, 2007.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, asset retirement obligations, option-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated March 30, 2007, and available on SEDAR (www.sedar.com).

11
NOVEMBER 1st, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As of September 30, 2007 and 2006, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the nine-month periods ended September 30, 2007 and September 30, 2006, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that important information about the Company is communicated to them by others within the Company, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with Canadian GAAP. No major change has been made to the internal controls over financial reporting during the quarter ended September 30, 2007.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated March 30, 2007, and available on SEDAR (www.sedar.com).

Regulation 43-101

The calculation of the reserves and resources of Richmont Mines’properties was performed by qualified persons as defined by Regulation 43-101 and was supervised by Mr. Jules Riopel, M.Sc., P. Geo., MBA, an employee of Richmont Mines and a qualified person under the terms of this standard. The calculation of the reserves of the Island Gold property, published on May 25, 2007, was performed by qualified persons as defined by Regulation 43-101 and was supervised by Ms. Nicole Rioux, Geo., of Genivar, a qualified person under the terms of this standard. The calculation of the reserves of the Beaufor Mine as at December 31, 2006, was performed by qualified persons as defined by Regulation 43-101 and was supervised by Mr. François Chabot, Geo., of Golder and Associates, a qualified person under the terms of this standard.

12
NOVEMBER 1st, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Cautionary note to US investors concerning resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101, adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this Management’s Discussion and Analysis, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves." Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Compliance with Canadian securities regulations

This quarterly report is intended to comply with the requirements of applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act") and as promulgated by the SEC.

US investors are urged to consult Form 20-F, File No. 0-28816, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the section entitled "Risks and uncertainties," which refers to the Company’s annual management’s discussion and analysis report dated March 30, 2007. You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian–United States exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

13
NOVEMBER 1st, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at November 1st, 2007. The Company regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (AIF) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

14
NOVEMBER 1st, 2007	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS Third Quarter ended September 30, 2007

CONSOLIDATED STATEMENTS OF INCOME
	(in Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$

REVENUES
Precious metals	4,442,805	7,354,250	26,177,744	24,209,809
Gain on disposal of assets (note 3)	553,400	180,000	8,424,857	540,959
Other	334,577	593,197	1,176,618	966,659

	5,330,782	8,127,447	35,779,219	25,717,427

EXPENSES
Operating costs	3,868,406	6,024,526	17,884,440	21,591,631
Royalties	56,413	31,248	338,535	126,656
Custom milling	-	176,740	-	176,740
Administration	687,116	653,021	2,322,641	2,056,837
Exploration and project evaluation (note 4)	1,301,335	796,427	2,830,795	1,764,712
Accretion expense - asset retirement obligations	44,057	52,166	133,840	154,431
Depreciation and depletion	617,231	710,229	4,550,436	2,176,796

	6,574,558	8,444,357	28,060,687	28,047,803

EARNINGS (LOSS) BEFORE OTHER ITEMS	(1,243,776)	(316,910)	7,718,532	(2,330,376)

MINING AND INCOME TAXES (note 5)	350,177	292,612	42,775	(2,589,537)

	(1,593,953)	(609,522)	7,675,757	259,161

MINORITY INTEREST	(114,063)	(171,570)	18,133	(457,285)

NET EARNINGS (LOSS)	(1,479,890)	(437,952)	7,657,624	716,446

NET EARNINGS (LOSS) PER SHARE (note 6)
Basic and diluted	(0.06)	(0.02)	0.32	0.03

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	24,107,594	24,237,853	24,190,831	22,458,943

See accompanying notes to consolidated financial statements.

16
NOVEMBER 1st, 2007	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT
	(in Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$

COMPREHENSIVE INCOME

Net earnings (loss)	(1,479,890)	(437,952)	7,657,624	716,446

Comprehensive income, net of income taxes:
Unrealized loss on available-for-sale investments	(43,768)	-	(171,494)	-
Realized gains on available-for-sale investments	-	-	(223,586)	-

	(43,768)	-	(395,080)	-

Comprehensive income	(1,523,658)	(437,952)	7,262,544	716,446

DEFICIT

Balance, beginning of period	(2,146,471)	(13,255,369)	(11,241,080)	(14,409,767)

Net earnings (loss)	(1,479,890)	(437,952)	7,657,624	716,446

Redemption of shares	(33,884)	-	(76,789)	-

Balance, end of period	(3,660,245)	(13,693,321)	(3,660,245)	(13,693,321)

ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance, beginning of period	(27,876)	-	-	-

Cumulative unrealized gain on available-for-sale investments as at January 1st, 2007 (note 1 c)	-	-	323,436	-

Other comprehensive income for the period	(43,768)	-	(395,080)	-

Balance, end of period
	(71,644)	-	(71,644)	-

See accompanying notes to consolidated financial statements.
17
NOVEMBER 1st, 2007	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
	(in Canadian dollars)
	September 30,	December 31,
	2007	2006
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	29,304,582	16,125,624
Short-term investments (note 7)	1,711,540	756,564
Accounts receivable (note 8)	2,947,435	2,598,791
Mining and income taxes receivable	1,722,718	2,192,543
Inventories (note 9)	2,237,299	5,393,024

	37,923,574	27,066,546

ADVANCE TO A MINORITY PARTNER (note 8)	2,250,000	3,375,000

PROPERTY, PLANT AND EQUIPMENT (note 10)	45,300,206	48,001,460

FUTURE MINING AND INCOME TAXES	-	55,114

	85,473,780	78,498,120

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	4,780,325	5,853,099
Mining and income taxes payable	-	42,642

	4,780,325	5,895,741

ASSET RETIREMENT OBLIGATIONS	3,337,324	3,332,712

MINORITY INTERESTS	13,887,915	12,744,782

FUTURE MINING AND INCOME TAXES	1,255,475	1,834,617

	23,261,039	23,807,852

SHAREHOLDERS’ EQUITY

Capital stock (note 11)	61,016,560	61,340,630
Contributed surplus (note 12)	4,928,070	4,590,718
Deficit	(3,660,245)	(11,241,080)
Accumulated other comprehensive income	(71,644)	-

	62,212,741	54,690,268

	85,473,780	78,498,120

Commitments (note 14)
Subsequent event (note 17)

See accompanying notes to consolidated financial statements.
18
NOVEMBER 1st, 2007	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net earnings (loss)	(1,479,890)	(437,952)	7,657,624	716,446
Adjustments for:
Depreciation and depletion	617,231	710,229	4,550,436	2,176,796
Stock-based compensation	128,966	147,214	411,462	284,690
Accretion expense - asset retirement obligations	44,057	52,166	133,840	154,431
Gain on disposal of mining assets	(553,899)	(300,000)	(8,004,853)	(275,546)
Minority interests	(114,063)	(171,570)	18,133	(457,285)
Future mining and income taxes	39,466	397,491	(524,028)	(2,104,671)

	(1,318,132)	397,578	4,242,614	494,861

Net change in non-cash working capital items (note 13)	(264,812)	17,605	2,957,534	1,804,683

	(1,582,944)	415,183	7,200,148	2,299,544

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Disposal of mining assets	5,909,194	-	8,397,494	58,100
Development project - Island Gold	(1,285,664)	(7,331,792)	(2,840,503)	(16,716,316)
Property, plant and equipment - Beaufor Mine	(761,821)	(535,057)	(842,946)	(1,707,496)
Property, plant and equipment - East Amphi Mine	-	73,373	(34,250)	(762,347)
Disposal (acquisition) of other property, plant and equipment	37,753	(319,647)	123,984	(628,318)
Decrease in an advance to a minority partner	375,000	-	750,000	1,300,000
Trust account	2,000,000	-	-	-
Redemption of shares held by minority interests	-	-	-	(12,600)

	6,274,462	(8,113,123)	5,553,779	(18,468,977)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of common shares	-	-	183,480	15,524,129
Redemption of common shares	(324,968)	-	(658,449)	-
Contribution from a minority partner	765,000	3,105,500	900,000	3,105,500
Common share issue costs	-	(21,116)	-	(1,413,268)

	440,032	3,084,384	425,031	17,216,361

Net increase (decrease) in cash and cash equivalents	5,131,550	(4,613,556)	13,178,958	1,046,928

Cash and cash equivalents, beginning of period	24,173,032	20,338,962	16,125,624	14,678,478

Cash and cash equivalents, end of period	29,304,582	15,725,406	29,304,582	15,725,406

See accompanying notes to consolidated financial statements.
19
NOVEMBER 1st, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended September 30, 2007 and 2006 (in Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by management. The external auditors have not examined these consolidated financial statements for the nine-month period ended on September 30, 2007.

1.     Significant accounting policies

These consolidated financial statements reflect the accounts of the Company, its subsidiaries and its 55% interest in the Island Gold development project, held through an unincorporated joint venture. The Company’s interest in the Island Gold project is consolidated using the principles of AcG-15.

The accounting policies used and the application of these policies for the preparation of the interim consolidated financial statements are identical to those used in the preparation of the financial statements for the year ended December 31, 2006 except that the Company has adopted the following CICA guidelines effective January 1, 2007. These unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

a) Financial Instruments

Financial Instruments – Recognition and Measurement (section 3855) requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

The Company has classified its short-term investments as available-for-sale investments.

b) Comprehensive Income

Comprehensive income (section 1530) is the change in the Company’s net assets that results from transactions from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

c) Adjustment of the opening balance

The adoption of sections 1530 and 3855 as of January 1st, 2007 had the impact of adjusting the opening balance of the accumulated other comprehensive income by an amount of $323,436 to reflect the cumulative unrealized gains on available-for-sale investments at that date.

2.     Depletion of reserves and sale of the East Amphi property

As expected, the mining operation at the East Amphi Mine ceased at the end of June 2007, following the depletion of its reserves. Work required for the closure of mining activities was completed in August 2007. In the third quarter of 2007, the Company generated precious metal revenues from the milling of ore extracted until the end of June 2007 and assumed the closing costs for that period. As stated in an agreement signed on June 29, 2007 (see note 3 for details), the Company sold all of its rights, mining concession, exploration and drilling data related to the East Amphi property to Osisko Exploration Ltd. ("Osisko").

20
NOVEMBER 1st, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2007 and 2006 (in Canadian dollars)
(Unaudited)

3.     Gain on disposal of mining assets

The gain on disposal of mining assets includes the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$

East Amphi property a)	-	-	7,488,877	-
Other mining equipment	553,900	-	539,457	(24,454)
Short-term investments	(500)	180,000	396,523	565,413

	553,400	180,000	8,424,857	540,959

a)     On June 29, 2007, the Company concluded the sale of its East Amphi property in Quebec (including some service buildings) in exchange for a cash payment of $2,450,000 and a total of 1,109,000 common shares of Osisko of which 909,000 have been sold for a net amount of $5,000,000. The Company retains a net smelter return royalty of 2% on a specified portion of the future production of the East Amphi property and a similar royalty on future production of up to 300,000 ounces of gold on another portion of the property. An amount of $2,000,000 had been deposited in a trust account until full closure of the East Amphi Mine was completed by the Company. The amount was released on August 20, 2007.

Under this agreement, the Company has agreed to pay any amount in excess of $300,000 that Osisko incurs for the rehabilitation work of the mine for a period of six months starting from the date of the mine’s definitive closure. Taking into account existing provisions, management of the Company estimates that, at this time, no additional expenses will be incurred to this effect.

The gain on disposal of the East Amphi property was calculated net of transaction costs and the book value of the sold assets.

4.     Exploration and project evaluation

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$

Beaufor Mine	501,693	626,538	1,350,248	1,039,030
Island Gold property	38,811	61,477	265,964	177,164
Valentine Lake property	780,733	10,166	1,019,129	35,565
Francoeur/Wasamac property	6,853	13,914	141,166	87,994
Camflo Northwest property	12,591	-	123,468	3,453
Other properties	150	147,608	42,420	206,427
Project evaluation	35,530	106,737	255,670	407,316

	1,376,361	966,440	3,198,065	1,956,949

Exploration tax credits	(75,026)	(170,013)	(367,270)	(192,237)

	1,301,335	796,427	2,830,795	1,764,712

21
NOVEMBER 1st, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2007 and 2006 (in Canadian dollars)
(Unaudited)

5.     Mining and income taxes

The income tax expense (recovery) consists of:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$

Current	(195,159)	(104,879)	1,375,065	(484,866)
Future	39,466	397,491	(524,028)	(2,104,671)
Exploration tax credits from prior years	505,870	-	(808,262)	-

	350,177	292,612	42,775	(2,589,537)

6.     Net earnings (loss) per share

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$

Net earnings (loss) attributable to common shareholders ($)	(1,479,890)	(437,952)	7,657,624	716,446

Weighted average number of shares outstanding	24,107,594	24,237,853	24,190,831	22,458,943
Impact of dilutive share purchase options	-	-	(193,082)	(80,655)

Weighted average number of dilutive shares outstanding	24,107,594	24,237,853	23,997,749	22,378,288

Basic and diluted earnings (loss) per share ($)	(0.06)	(0.02)	0.32	0.03

7.     Short-term investments

	September 30, 2007
	Cost	Unrealized	Fair market
		loss	value
	$	$	$

Shares of publicly-traded companies
200,000 shares of Osisko Exploration Ltd.	1,086,000	6,000	1,080,000
Others	697,184	65,644	631,540

	1,783,184	71,644	1,711,540

As of December 31, 2006, the short-term investments were carried at the lower of cost or market value. At that date the market value was $1,080,000.

22
NOVEMBER 1st, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2007 and 2006 (in Canadian dollars)
(Unaudited)

8.     Advance to a minority partner

The total advance to Patricia Mining Corp., the minority partner in the Island Gold project is $3,750,000 as of September 30, 2007, which includes an amount of $1,500,000 ($1,125,000 as of December 31, 2006) presented in accounts receivable as it is reimbursable within the next twelve months. The total advance bears interests at prime rate plus 3% and is to be reimbursed in 36 equal and consecutive monthly instalments, which started on April 1, 2007. This advance is secured by the 45% interest which the borrower has in the mining project jointly owned with the Company.

An amount of $311,275 included in accounts receivable represents Patricia Mining Corp’s. share of the September 2007 cash call of $225,000 and accrued interests of $86,275.

9.     Inventories

	September 30,	December 31,
	2007	2006
	$	$
		(Audited)

Precious metals	113,785	1,462,274
Ore	551,191	2,592,939
Supplies	1,572,323	1,337,811

	2,237,299	5,393,024

10.    Property, plant and equipment

	September 30, 2007			December 31, 2006
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
					(Audited)

Mining properties	6,768,509	6,136,959	631,550	6,791,989	6,037,257	754,732
Development costs	9,870,158	7,310,014	2,560,144	10,164,195	5,169,314	4,994,881
Buildings	2,290,815	1,870,224	420,591	2,718,401	1,504,385	1,214,016
Equipment	6,684,749	4,103,536	2,581,213	7,860,444	3,602,965	4,257,479
Asset retirement costs	2,119,883	1,370,214	749,669	2,227,028	1,375,082	851,946

	27,734,114	20,790,947	6,943,167	29,762,057	17,689,003	12,073,054

Project under
development a)	38,357,039	-	38,357,039	35,928,406	-	35,928,406

Total	66,091,153	20,790,947	45,300,206	65,690,463	17,689,003	48,001,460

a)     Proceeds from gold sales from development activities of $16,774,926 were applied as a reduction of the project under development costs at September 30, 2007 ($1,542,857 at December 31, 2006) from the Island Gold property.

23
NOVEMBER 1st, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2007 and 2006 (in Canadian dollars)
(Unaudited)

11.    Capital stock

Authorized: Unlimited number of common shares with no par value

	Three months ended		Nine months ended
	September 30, 2007		September 30, 2007
	Number	Amount	Number	Amount
	of shares	$	of shares	$

Issued and paid: common shares

Balance, beginning of period	24,167,953	61,307,644	24,180,353	61,340,630
Issue of shares for cash
Exercise of stock options a)	-	-	102,000	257,590
Redemption of shares b)	(114,600)	(291,084)	(229,000)	(581,660)

Balance, end of period	24,053,353	61,016,560	24,053,353	61,016,560

a)     Issue of shares

During the nine months ended on September 30, 2007, the Company issued 102,000 common shares following the exercise of stock options and received cash proceeds in the amount of $183,480. Contributed surplus was reduced by $74,110 which represents the fair value of the exercised stock options.

b)     Redemption of shares

In November 2006, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between November 3, 2006 and November 2, 2007, up to 1,200,000 common shares, representing approximately 5% of the Company’s 24,237,853 issued and outstanding common shares on October 31, 2006.

During the first nine months ended September 30, 2007, the Company redeemed 229,000 common shares for $658,449 in cash. This transaction increased the deficit by $76,789.

c)     Stock Option Purchase Plan

A summary of the status of the Company’s Stock Option Purchase Plan as of September 30, 2007, and changes during the period then ended is presented below:

	Three months ended		Nine months ended
	September 30, 2007		September 30, 2007
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Options outstanding, beginning of period	2,048,000	4.48	2,117,700	4.50
Granted	100,000	2.88	350,000	2.89
Exercised	-	-	(102,000)	1.80
Cancelled or expired	(95,000)	3.82	(312,700)	4.03

Options outstanding, end of period	2,053,000	4.43	2,053,000	4.43

Exercisable options, end of period	1,204,000	4.95	1,204,000	4.95

24
NOVEMBER 1st, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2007 and 2006 (in Canadian dollars)
(Unaudited)

11.    Capital stock (continued)

c)     Stock Option Purchase Plan (continued)

The following table summarizes information about the Stock Option Purchase Plan at September 30, 2007:

	Options outstanding at			Exercisable options at
	September 30, 2007			September 30, 2007
Exercise	Number	Weighted average	Weighted average	Number	Weighted average
price	of options	remaining contractual	exercise price	of options	exercise price
		life (years)	$		$

2.74 $ à 3.11 $	580,000	4.4	2.88	116,000	2.88
4.04 $ à 5.16 $	808,000	2.1	4.54	543,000	4.63
5.30 $ à 6.60 $	665,000	2.4	5.65	545,000	5.72

	2,053,000	2.8	4.43	1,204,000	4.95

During the nine-month period ended September 30, 2007, the Company granted 350,000 stock options (370,000 for the nine months of 2006) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black & Scholes option pricing model is $1.01 ($1.70 in 2006). The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	September 30,	September 30,
	2007	2006

Risk-free interest rate	4.0%	4.0%
Expected life	4 years	4 years
Expected volatility	37%	46%
Expected dividend yield	0.0%	0.0%

For the nine-month period ended September 30, 2007, the stock-based compensation costs charged to earnings amounts to $411,462 ($284,690 in 2006). The contributed surplus was increased by the same amounts.

12.   Contributed surplus

	September 30,	December 31,
	2007	2006
	$	$
		(Audited)

Balance, beginning of period	4,590,718	4,272,898

Stock-based compensation	411,462	393,267
Options exercised	(74,110)	(75,447)

Balance, end of period	4,928,070	4,590,718

25
NOVEMBER 1st, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2007 and 2006 (in Canadian dollars)
(Unaudited)

13. Consolidated statements of cash flow

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Change in non-cash working capital items

Short-term investments	(261,323)	(319,608)	59,380	41,506
Accounts receivable	(307,763)	393,603	251,356	(66,275)
Mining and income taxes receivable	328,274	1,948,855	469,825	1,783,197
Inventories	993,618	(1,212,888)	3,155,725	(288,154)
Accounts payable and accrued charges	(1,017,618)	(792,357)	(936,110)	354,409
Mining and income taxes payable	-	-	(42,642)	(20,000)

	(264,812)	17,605	2,957,534	1,804,683

Supplemental information
Cash received during the period:
Mining and income taxes	279,768	2,172,937	328,533	2,392,922
Items not affecting cash and cash equivalents:
Advance to a minority partner presented as an
increase to minority interest	-	26,500	-	4,121,500
Reclassification of an asset retirement obligation
to accounts payable and accrued charges	-	-	129,228	-

Change in accounts payable and accrued charges
related to development projects and other
property, plant and equipment	70,967	15,097	265,892	(303,576)

14.   Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on other properties, if such other properties are brought into commercial production.

15.   Governmental agreement

As per an agreement signed in July 2001 with the Quebec Ministry of Natural Resources, an amount of $900,000 was repayable on July 31, 2007, if certain conditions were met. Since the operations of the Beaufor Mine were temporarily stopped on July 13, 2007 no reimbursement was required according to the July 2001 agreement.

16.   Comparative figures

Certain comparative figures provided for the period ended September 30, 2006 have been reclassified to conform with the presentation adopted for the period ended September 30, 2007.

17.   Subsequent event

Commercial production at the Island Gold Mine started October 1st, 2007.

26
NOVEMBER 1st, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2007 and 2006 (in Canadian dollars)
(Unaudited)

18.   Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

	Three-months ended September 30, 2007
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	5,016,694	14,784	299,304	5,330,782

Mine operating costs and others	4,008,958	10,069	636,965	4,655,992
Exploration and project evaluation	372,326	38,810	890,199	1,301,335
Depreciation and depletion	571,654	-	45,577	617,231

Earnings (loss) before other items	63,756	(34,095)	(1,273,437)	(1,243,776)

Acquisition (disposal) of property, plant and equipment	(214,675)	1,245,101	553,044	1,583,470

September 30, 2007
Current assets	4,640,989	839,910	32,442,675	37,923,574
Advance to a minority partner	-	-	2,250,000	2,250,000
Property, plant and equipment	4,961,183	39,125,905	1,213,118	45,300,206

Total assets	9,602,172	39,965,815	35,905,793	85,473,780

	Three-months ended September 30, 2006
			Exploration,
			corporate
	Quebec	Ontario	an others	Total
	$	$	$	$

Revenues	7,635,782	33,364	458,301	8,127,447

Mine operating costs and others	6,315,665	9,361	612,675	6,937,701
Exploration and project evaluation	594,793	61,477	140,157	796,427
Depreciation and depletion	687,182	-	23,047	710,229

Earning (loss) before other items	38,142	(37,474)	(317,578)	(316,910)

Acquisition of property, plant and equipment	655,400	7,316,695	125,931	8,098,026

December 31, 2006 (audited)
Currents assets	6,633,097	2,057,585	18,375,864	27,066,546
Advance to minority partner	-	-	3,375,000	3,375,000
Property, plant and equipment	10,559,837	36,697,272	744,351	48,001,460
Future mining and income taxes	55,114	-	-	55,114

Total assets	17,248,048	38,754,857	22,495,215	78,498,120

27
NOVEMBER 1st, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2007 and 2006 (in Canadian dollars)
(Unaudited)

18.   Segmented information (continued)

	Nine-months ended September 30, 2007
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	34,283,417	50,617	1,445,185	35,779,219

Mine operating costs and others	18,490,847	29,808	2,158,801	20,679,456
Exploration and project evaluation	1,117,660	266,283	1,446,852	2,830,795
Depreciation and depletion	4,426,508	-	123,928	4,550,436

Earnings (loss) before other items	10,248,402	(245,474)	(2,284,396)	7,718,532

Acquisition (disposal) of property, plant and equipment	(1,172,146)	2,428,633	592,695	1,849,182

September 30, 2007
Current assets	4,640,989	839,910	32,442,675	37,923,574
Advance to a minority partner	-	-	2,250,000	2,250,000
Property, plant and equipment	4,961,183	39,125,905	1,213,118	45,300,206

Total assets	9,602,172	39,965,815	35,905,793	85,473,780

	Nine-months ended September 30, 2006
			Exploration,
			corporate
	Quebec	Ontario	an others	Total
	$	$	$	$

Revenues	24,536,489	57,710	1,123,228	25,717,427

Mine operating costs and others	22,172,773	27,713	1,905,809	24,106,295
Exploration and project evaluation	1,023,035	185,213	556,464	1,764,712
Depreciation and depletion	2,109,412	-	67,384	2,176,796

Loss before other items	(768,731)	(155,216)	(1,406,429)	(2,330,376)

Acquisition of property, plant and equipment	1,914,052	17,842,137	279,310	20,035,499

December 31, 2006 (audited)
Currents assets	6,633,097	2,057,585	18,375,864	27,066,546
Advance to minority partner	-	-	3,375,000	3,375,000
Property, plant and equipment	10,559,837	36,697,272	744,351	48,001,460
Future mining and income taxes	55,114	-	-	55,114

Total assets	17,248,048	38,754,857	22,495,215	78,498,120

28
NOVEMBER 1st, 2007	RICHMONT MINES INC.